February 12, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attention: Larry Spirgel, Assistant Director
Joseph Kempf, Senior Staff Accountant
Carlos Pacho, Senior Assistant Chief Accountant

RE: Zoom Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 0-19672

Dear Mr. Spirgel:

This letter is in response to your letter dated February 5, 2008 regarding the above referenced reports. Our response is preceded by the text of the comment from your letter.

September 30, 2007 Form 10-Q

“Please expand your response to comment 3 to describe more fully the majority ownership group of Unity Business Networks. Identify the four other non-Zoom Board members. Tell us the ownership and voting percentage of each and describe their management responsibilities over Unity Business Networks. Confirm for us and explain how the cohesiveness of this management/owner group deprives Zoom Technologies board representative of significant influence on the Board and over Unity Business Networks.”

Zoom Response:

The following table shows the ownership and voting percentage of Unity Business Networks as of the date of our investment, July 26, 2007.

Unity Business Networks Interest Holders	Interest Held	% of Total	Location	Unity Management Responsibilities

Anthony Sheesley	61,725,000	51.00%	Denver, Co.	Unity CEO
Robert Paulsen	17,575,000	14.52%	Denver, Co.	Unity President
Greg Menard	17,575,000	14.52%	Denver, Co.	Unity CTO
Isaac Elliot	6,000,000	4.96%	Denver, Co.	Unity Chairman
Zoom Technologies, Inc.	18,154,412	15.00%	Boston, MA.	none
Total	121,029,412	100.00%

Unity Business Networks Board Membership			Location for Board Meetings
Anthony Sheesley			in person
Robert Paulsen			in person
Greg Menard			in person
Isaac Elliot			in person
Frank Manning			tele-conference

Anthony Sheesley, Robert Paulsen, Greg Menard, and Isaac Elliot are Unity executive managers and Directors of the Board and were such prior to the transaction with Zoom. Three of the four are full-time Unity employees and the fourth spends significant time working at Unity on a part-time basis. Frank Manning, the fifth Director, has far less influence on Unity than the other Directors because he is not part of the cohesive Unity executive management team, does not have direct experience and expertise in Unity’s business area, is not involved in Unity operations, and does not live in the Denver area. Frank Manning’s interaction with Unity is to provide general business advice when he calls into Unity’s Board meetings.

Acknowledgment

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures made in our filing.

•	Your staff’s comments or changes to our disclosures in response to such comments do not foreclose the Commission from taking any action with respect to the filings.

•	We may not assert your staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions please send them via fax to 617-423-4859 or by email to rcrist@zoom.com.

Respectfully,

 /s/ Frank B. Manning

Frank Manning
CEO
Zoom Technologies, Inc.